August 14, 2015

VIA EDGAR

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Maxim Integrated Products, Inc.
Form 10-K for the Fiscal Year Ended June 28, 2014
Filed August 18, 2014
File No. 001-34192

Dear Mr. Vaughn:

This letter responds to the oral comments received from the staff of the Division of Corporation Finance (the “Division Staff”) of the United States Securities and Exchange Commission (the “Commission”) and the Division Staff’s comment letter dated May 14, 2015 (the “Comment Letter”), regarding its review of the above-referenced Annual Report on Form 10-K of Maxim Integrated Products, Inc. (“we” or the “Company”). The Company’s letter to the Division Staff dated June 30, 2015 noted that the Company had implemented a major reorganization in its fiscal fourth quarter of 2015 and indicated that, in light of the reorganization, we intended to obtain the concurrence of the Commission’s Office of the Chief Accountant (“OCA”) with our determination that, as a result of the reorganization, the Company has one operating segment (and thus one reportable segment) based on our new management structure in place for our fiscal year ended June 27, 2015. We have been advised by the OCA that they do not object to our determination for the fiscal year ended June 27, 2015 that the Company has one operating segment (and thus one reportable segment) based on the specific facts and circumstances of our new management structure. The following summarizes our new management structure in place for our fiscal year ended June 27, 2015 and our related determination based on the guidance in ASC 280, Segment Reporting, of one operating segment (and thus one reportable segment).
Overview
Maxim Integrated Products, Inc. designs, develops, manufactures and markets a broad range of linear and mixed-signal integrated circuits, commonly referred to as analog circuits, for a large number of customers in diverse geographical locations. The analog market is fragmented and characterized by diverse applications, numerous product variations and, with respect to many circuit types, relatively long product life cycles.

The Company’s major reorganization, which was implemented during its fiscal fourth quarter of 2015, resulted in the consolidation of the management of the Research and Development (“R&D”) and Sales functions under one executive who reports to our Chief Executive Officer (the “CEO”). Previously R&D was managed by three executives who reported to our CEO and Sales was managed by one executive who reported to our CEO. As a result of this reorganization, all of our products are designed through a centralized R&D function, and continue to be manufactured using centralized manufacturing (internal and external), and sold through a centralized sales force and shared wholesale distributors. Based on our centralized processes, we are organized functionally with eight senior executives reporting directly to our CEO and responsible for the following: (i) R&D and Sales; (ii) Advanced R&D; (iii) Manufacturing; (iv) Quality; (v) CFO (Chief Financial Officer) Group; (vi) Human Resources (vii) Legal; and (viii) Maxim Ventures. Our CEO is responsible for allocating resources and assessing performance companywide.
Identification of the Chief Operating Decision Maker (“CODM”)
We consider our CEO, Tunc Doluca, to be the Chief Operating Decision Maker (“CODM”) because our CEO has the ultimate decision-making authority with respect to resource allocation and assessment of the organization across all functions as well as of the executives who report directly to him.
As part of our assessment of segment reporting, when identifying the CODM of our Company, we considered whether any other senior executives could be considered part of a CODM committee or a co-CODM. We determined that although other members of the executive management team participate in meetings during the resource allocation process from time to time, the ultimate resource allocation decision-making authority resides with our CEO. Also, our CEO is the only executive with companywide responsibility. Except for manufacturing, no other senior executive is individually responsible for more than 50% of our headcount.
Resource Allocations & Performance Assessment
The CODM uses a both a targeted financial model and Annual Strategic Review (“ASR”) process to allocate resources. The targeted financial model is based on the Company’s historical, consolidated financial results and peer benchmarking. Based on this company-level information, the CODM allocates resources to each of the senior executives who report to the CODM. The ASR process utilizes qualitative metrics to assist in investment decisions. All members of the senior executive team have input into the determination of investment markets; however, the CODM retains ultimate decision-making authority. In addition, while discrete financial information at a disaggregated level for investment markets may be utilized from time to time in the ASR process, such information is not readily available or regularly reviewed by the CODM.
The performance assessment of the Company by the CODM is based on consolidated actual and forecasted financial statements including consolidated revenue, gross margin, operating expenses, operating margin, EPS, inventory, capital expenditures, cash flow, and balance sheet. The CODM also utilizes revenue by end market to assess performance and believes this metric is relevant to investors. Therefore, the Company discloses an estimate of the percentage of revenue by end market as part of its quarterly earnings release process. Revenue by end market is reviewed twice a quarter by the CODM. For end markets, no discrete profitability information is regularly reviewed by the CODM and accordingly, does not meet the criteria of an operating segment.
The CODM assesses the performance of the senior executives based on both non-financial and financial factors. Non-financial factors include demonstrated leadership, corporate citizenship, collaboration, and R&D execution metrics. Financial measures reviewed by the CODM with respect to executive performance are consolidated operating income and performance of our stock price relative to our peers.

As discussed above, all of our products are designed through a centralized R&D function, under one senior executive who reports to our CEO. The centralized R&D function has six business units that are focused on executing to investment markets decisions made during the ASR process. Our CEO has the ultimate authority in determining in which investment markets we will participate in (or continue to participate in). The CEO, who is the CODM, does not review the profitability results of any of the six business units. The senior executive in charge of the centralized R&D function is responsible for R&D execution and assessing performance of the business units primarily based on forecasted versus actual revenue and operating expenses, and R&D execution metrics such as product development milestones, cycle time, and design productivity. This senior executive does not have responsibility for resource allocations and performance assessment for any other functions that report directly to the CEO including manufacturing.
Conclusion
The new management structure put in place in the fourth quarter of fiscal 2015 necessitated a reevaluation of our segment reporting under ASC 280 to ensure segment reporting is consistent with the new management structure. As noted above, this reevaluation confirmed that our CEO, Tunc Doluca, is the CODM. Also as noted above, the Company assessed the level of discrete financial information the CODM uses in order to allocate resources and assess performance, and determined that the allocation of resources and assessment of performance is done at a consolidated Company level. As such, the Company concluded that it has one operating segment (and thus one reportable segment) as of the fiscal year ended June 27, 2015.
Reassessment
The Company acknowledges its obligation under ASC 280 to monitor changes in our management structure so as to ensure segment reporting remains consistent with the management structure in place. Accordingly, the Company will reassess and analyze its conclusion that it has one operating segment in the event that new facts and circumstances arise.
Please contact me at (408) 601-5294 with any follow-up questions you may have.
Sincerely,
MAXIM INTEGRATED PRODUCTS, INC.

/s/	Bruce E. Kiddoo
By:	Bruce E. Kiddoo
Senior Vice President and Chief Financial Officer